Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-155535
Dated September 2, 2009

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-155535
Dated September 2, 2009

Index Overview

The JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short
Index ("C-IGAR Sigma") is part of the JPMorgan C- IGAR Index family. The C-IGAR
Sigma combines momentum investing with constrained volatility and applies a stop loss methodology.

[GRAPHIC OMITTED]

Source: Bloomberg, monthly data from 6/30/1999--6/30/2009 Returns gross of
t-bills, Sharpe net of t-bills, Circle size reflects Sharpe Ratio

 Daily Stats
 IRR                         16.43%
 Annualized Daily
 Volatility                  18.36%
 Sharpe Ratio                  0.72
 Maximum Drawdown          (21.49)%
 Monthly Stats
 Median 1-mo Return           0.84%
 Avg 1-mo return              1.40%
 Annualized Monthly
 Volatility                  17.76%
 # of Monthly Profits            72
 # of Monthly Losses             48
 % Positive Months           60.00%
 Avg 1-mo loss              (3.10)%
 Worst 1-mo loss           (12.75)%
 Rolling 12-month stats
 Median 12-mo Return         19.93%
 Avg 12-mo Return            17.56%
 # of 12-mo Profits              89
 # of 12-mo Losses               20
 % Positive 12-mo Returns    81.65%
 Avg 12-mo Loss             (7.47)%
 Worst 12-mo Period        (16.90)%
 Annual Total Returns
 1999                        13.92%
 2000                        35.16%
 2001                         2.19%
 2002                      (16.90)%
 2003                        27.82%
 2004                        37.89%
 2005                       (7.88)%
 2006                        33.13%
 2007                        25.10%
 2008                        32.66%

*Data through June 30, 2009 Sharpe Ratio calculated net of t-bills
Source: Bloomberg, daily and monthly data as indicated

Contact Information

To learn more about C-IGAR Sigma, please contact Commodity Investment Group on
+44 (0) 20 7777 3050 or commodity.investments@jpmorgan.com

Highlights

[]   Provides exposure to the global commodities markets

[]   Formulated to capitalize on historic momentum of commodity markets.

[]   Designed to replicate a monthly rebalanced synthetic basket that is long single commodity sub-indices that feature consistent positive momentum over the previous 12 months and short consistently poor performing sub-indices over the same time frame.

[]   Attempts to control volatility by reducing index exposure in response to periods of high historical volatility in commodities markets.

[]   Long/short strategies aim to capitalize on both bull and bear markets

[]   Hypothetical historical returns have exhibited relatively low correlation to other asset classes, which has made this index a good asset for portfolio diversification.

                               [GRAPHIC OMITTED]

--------------------------------------------------  -----------------------------------------------------
Annualized                  33.07%  17.89%  20.46%  Annualized                 13.63%  (69.26)%  (81.77)%
Returns                                             Returns
--------------------------------------------------  -----------------------------------------------------
Annualized Volatility       15.16%  15.96%  20.90%  Annualized Volatility      26.21%    19.72%    23.94%
--------------------------------------------------  -----------------------------------------------------
Sharpe ratio                 1.86    0.82    0.75   Sharpe ratio                0.51     (3.52)    (3.42)
--------------------------------------------------  -----------------------------------------------------
Correlation with S&P         0.47    0.83    1.00   Correlation with S&P       (0.74)     0.85      1.00
GSCI(TM)                                            GSCI(TM)
--------------------------------------------------  -----------------------------------------------------
Source: Bloomberg, monthly data from 12/31/2005-2/27/2009 GSCI refers to
S&P GSCI TR(TM), DJUBS refers to DJUBS TRSM

Past performance is not a guide to future results. Sharpe Ratio net of t-bills.

Product Description

C-IGAR Sigma is a JPMorgan commodity index that compiles and rebalances a synthetic portfolio of commodity indices in a dynamic basket. The main feature of C-IGAR Sigma is monthly rotation of assets governed by an algorithmic allocation strategy based on momentum investing. The rebalancing methodology seeks to capitalize on positive relative commodity market price trends based on two underlying assumptions:

[]   Commodities that have performed well in the past will likely continue to do so in the future

[]   A limit on the volatility of underlying constituents helps produce consistent index results.

C-IGAR Sigma is a total return index, which assumes that each dollar invested in commodities is backed by an equal investment in three month treasury bills.

--------------------------------------------------------------------------------
SandP GSCI(TM) excess  Bloomberg            SandP GSCI(TM) excess    Bloomberg
return sub-indices     Ticker                return sub-indices     Ticker
--------------------------------------------------------------------------------
Potential Constituents                       Bloomberg Ticker  CMDSLSTR
[] Natural gas index       SPGCNGP           [] heat index           SPGCWHP
[] Gasoline index          SPGCHUP           [] Soybean index        SPGCSOP
[] Heating oil index       SPGCHOP           [] Corn index           SPGCCNP
[] Brent crude index       SPGCBRP
[] WTI crude index         SPGCCLP
--------------------------------------------------------------------------------
SSeeccttoorr: Precious Metal                 Sector: Industrial metals
--------------------------------------------------------------------------------
[] Silver index            SPGCSIP           [] Nickel index         SPGCIKP
[] Gold index              SPGCGCP           [] Lead index           SPGCILP
                                             [] Copper index         SPGCICP
                                             [] Aluminium index      SPGCIAP
------------------------------------------- ------------------------------------
J.P.Morgan

slide01

Methodology

The Commodity-IGAR Sigma selects its constituents from a diverse universe of GSCI single commodity sub-indices (as listed under the "potential constituents" section). The allocation among the constituents is rebalanced monthly. The strategy synthetically invests in up to 14 sub-indices (seven long and seven short) based upon:

- Absolute historic performance (momentum)
- Consistent historic momentum (consistency)
- Risk of trend reversals (reversal)

If a sub-index features positive performance for the past 12 months, it faces a "consistency test" that checks for steady past performance (weighted more heavily on recent months) and a "reversal test" that looks for rapid swings in the previous month's returns from past momentum. Those sub-indices that exhibit the strongest consistent positive or negative performance and pass the two tests are selected for the synthetic long and short components of the index. All components selected for the index receive one seventh positive or negative weighting in the synthetic investment. Any remaining sub-indices receive no weight. Finally, a volatility control factor is applied when calculating the index to reduce exposure during periods following high volatility.

The consistency test observes positive/negative signals on monthly returns of the constituent, More recent months having higher weightings. A score of 6/12 is required for an investment. The Reversal test acts to filter out investments in constituents that moved more than 10% against the momentum signal (10% loss would prevent a long investment and vice versa).



Consistency and Reversal tests
Check consistency
Calculate 12-month performance
Global investment universe
Positive performers
Positive performers
Passed
Failed
Select consistent performers
Potential long portfolio
Up to 7 best performers
Long portfolio
Volatility Cap
Final Portfolio
Consistency and Reversal tests
Check consistency
Negative performers
Negative performers
Failed
Passed
Select consistent performers
Potential short portfolio
Up to 7 worst performers
Short portfolio

[1] For illustration only – For a more detailed description of the algorithm, please refer to the Synthetic Strategy Rules

The C-IGAR Sigma displays low correlation to other asset classes



3-year rolling correlation of monthly total returns
Correlation with Equity global
Correlation with Equity US
Correlation with Corporate bonds
Correlation with Government bonds
Correlation with Commodities
100 %
50 %
0 %
(50)%
(100)%
Dec-96
Jan-98
Jan-99
Feb-00
Feb-01
Mar-02
Mar-03
Apr-04
Apr-05
May-06
May-07
Jun-08
Jun-09

Source: Bloomberg, data from January 1994 to June 2009
Equity global is represented by the MSCI Daily TR Gross World USD®
Equity US is represented by Standard & Poor's 500 Total Return Index®
Corporate bonds are represented by the JPMorgan Global Aggregate Bond Index –TR Unhedged USD®
Government bonds are represented by JPMorgan Hedged USD GBI Global Index®
Commodities are represented by Standard and Poor's Goldman Sachs Total Return Commodity Index®
Source: Bloomberg. Information is calculated for the period December 1993 to June 2009

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and term sheet if you so request by calling toll-free 866-535-9248.

The purchase of any financial product linked to the Index involves certain risks. You should carefully read the prospectus related to such financial product prior to making any investment decision.

The Index was first published on June 15, 2009. All levels prior to such date are hypothetical, historical back-tested levels.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments linked to the index may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of JPMorgan Research Departments. Structured Investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. JPMorgan and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. JPMorgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities Inc. is a member of NASD, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a JPMorgan entity qualified in their home jurisdiction unless governing law permits otherwise.

J.P. Morgan Sigma Disclaimer

The JPMorgan Core Commodity-Investable Global Asset Rotator Long-Short Sigma Index ("Index") was developed, compiled, prepared and arranged by J.P. Morgan Securities Ltd. ("JPMorgan") through the expenditure of substantial time, effort and money and constitutes valuable intellectual property and a trade secret of JPMorgan and all proprietary and intellectual property rights of any nature, including patents, copyrights, trademarks and trade secrets regarding the Index, and any and all copies, modifications, enhancements and derivative works thereof are owned by and will remain the property of JPMorgan. Copyright to this document may belong to unaffiliated third parties.

THE INDEX IS PROVIDED "AS IS" WITH ANY AND ALL FAULTS. JPMORGAN DOES NOT GUARANTEE THE AVAILABILITY, SEQUENCE, TIMELINESS, QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE INDEX AND/OR ANY DATA INCLUDED THEREIN. JPMORGAN MAKES NO EXPRESS OR IMPLIED WARRANTIES WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN.

The Index represents a synthetic portfolio of various sub-indices, with each sub-index providing exposure to exchange traded futures contracts related to a specific commodity. There is no actual portfolio of assets to which any person is entitled or in which any person has an ownership interest. The Index merely identifies certain hypothetical trading positions, the performance of which will be used as a reference point for the purposes of calculating the performance of the Index. If you invest in a financial product linked to the Index, you will not be entitled to any of the underlying futures contracts.

Any "back-testing" information provided herein is illustrative only and derived from proprietary models based on certain data (which may not correspond with the data that a third party would use to back-test the Index) and on certain assumptions and estimates (not all of which may be specified herein and which are subject to change without notice). The results obtained from different models, assumptions, estimates and/or data may be materially different from the results presented herein, and such "back-testing" information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index described herein. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical levels provided herein. JPMorgan expressly disclaim any responsibility for (i) the accuracy or completeness of the models, assumptions, estimates and data used in deriving the "back-testing" information, (ii) any errors or omissions in computing or disseminating the "back-testing" information, and (iii) any uses to which the "back-testing" information may be put by any recipient of such information.

J.P.Morgan